UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: July 11, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1

Indenture, dated as of July 10, 2018, among Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, the Subsidiary Guarantors party thereto from time to time and Wilmington Trust, National Association, as Trustee

99.2	Registration Rights Agreement, dated as of July 10, 2018, among The Stars Group Inc. and Cyan Blue Jerseyco Limited
99.3

Syndicated Facility Agreement, dated as of July 10, 2018, among Stars Group Holdings Coöperatieve U.A., Stars Group (US) Holdings, LLC, Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, TSG Australia Holdings Pty Ltd, Naris Limited, the Lenders party thereto from time to time and Deutsche Bank AG New York Branch, as Administrative Agent for the Lenders and Collateral Agent for the Secured Parties

99.4	Material Change Report, dated July 11, 2018